Exhibit 99.11

NEWS RELEASE
OTCQB: CPPXF

CONTINENTAL POSTS Q1, 2015 RESULTS

JAKARTA, Indonesia – November 19, 2014 - Continental Energy Corporation (OTCQB: CPPXF) (the “Company”) an emerging international energy investment company established to acquire participating interests in conventional, alternative, and renewable energy generation and distribution projects focused on the developing countries of the "Indian Ocean Rim", today announced the filing of its unaudited, condensed interim financial statements and management’s discussion and analysis for its first quarter of fiscal 2015 ended 30 September 2014. Complete copies of these interim statements are available for download from the SEDAR website at www.sedar.com.

Current Working Capital – As at 30 September 2014, the Company’s interim statements reflect working capital of $23,871 compared to a working capital deficit of $693,794 at 30 June 2014, the end of the previous fiscal quarter. A short term loan in the amount of $750,000 was converted to common shares during the current quarter. In addition, the Company generated $120,000 from financing activities during the current quarter as a result of a private placement.

Operations – Overall, the Company incurred a loss from operations during the current quarter of $201,479 compared to a loss of $189,866 for the comparative quarter in the prior year. The increase in loss is primarily due to a $16,367 increase in interest expense and a $45,425 increase in administrative costs as a result of higher investor relations costs and professional fees. The Company uses equity accounting for the losses of its Norwegian affiliates. Total equity loss during the current quarter was $nil compared to $43,194 for the comparative quarter as a result of the Company’s investment in affiliates meeting the requirements of assets held for sale under IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations, and the cessation of equity accounting effective 30 June 2014. Cash used in operating activities during the current quarter was $248,777 compared to $24,457 used in the first quarter of fiscal 2014. The change is attributable to higher activity and the availability of more funds by the Company during the current quarter.

On behalf of the Company,
Robert V. Rudman, CFO

Source: Continental Energy Corporation
Media Contacts: Robert Rudman, CFO, 561-779-9202, rrudman@continentalenergy.com
Further Info: www.continentalenergy.com

No securities regulatory authority has either approved or disapproved the contents of this news release.

Certain matters discussed within this press release may be forward-looking statements within the meaning of the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. Although Continental believes the expectations reflected in such forward-looking statements including reserves estimates, production forecasts, feasibility reports and economic evaluations are based on reasonable expectations and assumptions, it can give no assurance that its expectations will be attained. Factors that could cause actual results to differ materially from expectations include financial performance, oil and gas prices, drilling program results, regulatory changes, political risk, terrorism, changes in local or national economic conditions and other risks detailed from time to time in Continental's periodic filings with the US Securities Exchange Commission.